FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 2, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, May 2, 2006

Messrs.

ARGENTINE SECURITIES COMMISSION

Buenos Aires

Re.: Summary of the Regular Shareholders’ Meeting held on April 28, 2006

Dear Sirs,

This is to inform you on the summary of the resolutions adopted in relation to each item of the Agenda of the Regular Shareholders’ Meeting of Petrobras Energía Participaciones S.A. held on April 28, 2006 at 4 p.m. at the principal place of business located at Maipú 1, 2nd underground floor, Autonomous City of Buenos Aires.

The meeting was held with the presence of 59 shareholders, 52 of which were present in person and 7 by proxy, representing a capital stock of a nominal value of P$1,693,324,804 entitled to 1,693,324,804 votes, and a quorum of 79.42%.

The resolutions adopted were the following:

1) The Meeting approved, by a majority vote, with 19,258,410 abstentions and 209,100 votes against, the Annual Report and Summary of Events, Inventory, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders Equity, Statement of Cash Flow, Notes and Exhibits Supplementary to the Balance Sheet and the English version of the aforesaid documents; Auditor’s Report, Report of the Statutory Syndic Committee and Additional Information required pursuant to Section 68 of the Stock Exchange Regulations; and Performance of the Management and Supervisory bodies for fiscal year ended December 31, 2005.

2) The Meeting approved, by a majority vote, with 59,421 abstentions and 389,991 votes against, to allocate fiscal year profits, which according to the Balance Sheet as of December 31, 2005 amounted to P$612,710,000 (Six Hundred and Twelve Million Seven Hundred and Ten Thousand Pesos) as follows: P$68,092,500 (Sixty Eight Million Ninety Two Thousand and Five Hundred Pesos) to the legal reserve, this sum including P$37,457,000 (Thirty Seven Million Four Hundred and Fifty Seven Thousand Pesos) attributable to reimbursement of the Legal Reserve reduction as approved by the General Regular Shareholders’ Meeting held on April 4, 2003 and P$30,635,500 (Thirty Million Six Hundred and Thirty Five Thousand Five Hundred Pesos) corresponding to 5% of fiscal year profits, and the remaining sum of P$544,617,500 (Five Hundred and Forty Four Million Six Hundred and Seventeen Thousand Five Hundred Pesos) to a new account. As a result, the balance of the retained earnings account amounts to P$1,188,255,800 (One billion one Hundred and Eighty Eight Million Two Hundred and Fifty Five Thousand Eight Hundred Pesos).

3) The Meeting approved, by a majority vote, with 206,421 abstentions and 6,404,040 votes against, that the number of Regular Directors be fixed in nineteen (19) and the number of Alternate Directors be fixed in two (2). Moreover, considering that at the meeting held on the above referenced date the Board of Directors accepted the resignations submitted by Regular Directors Almir Guilherme Barbassa, Renato de Souza Duque, Luiz Augusto Marciano da Fonseca, Guilherme de Oliveira Estrella, Ildo Luis Sauer and Roberto Fortunati, and Alternate Directors Vilson Reichemback da Silva and Pablo Cavallaro, whose terms of office expired at the Meeting dealing with 2006 Fiscal Year, the Board of Directors is made up as follows: Regular Directors: Decio Fabricio Oddone da Costa, Daniel Oliveira, Sydney Granja Affonso, André Ghirardi, Solange da Silva Gedes, Carlos Tadeu da Costa Fraga, Venina Velosa da Fonseca, José Eduardo de Barros Dutra, Tomás Marcos Fiorito, Nicolás Perkins, Cedric Bridger, Alberto Guimaraes, Luis Sas, Daniel Casal, Vilson Reichemback da Silva, Claudio Fontes Nunes, Rui Fonseca, Carlos Alberto Pereira de Oliveira and Joao Bezerra; Alternate Directors: Heitor Cordeiro Chagas de Oliveira and Geraldine Trouilh. In compliance with Resolution No. 368/2001 of the Argentine Securities Commission, it was put on record that Tomás Marcos Fiorito, Nicolás Perkins and Geraldine Trouilh are independent directors. The remaining nominees are non-independent directors pursuant to the aforesaid rule. Independent Regular Directors shall be replaced by the Independent Alternate Director, and non-independent Regular Directors shall be replaced by the non-independent Alternate Director.

4) The Meeting approved, by a majority vote, with 121,000 abstentions and 6,378,040 votes against, to appoint Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta as regular members of the Statutory Syndic Committee and Olga Margarita Morrone de Quintana, Mariana Paula Ardizzone and María Laura Maciel as alternate members. In compliance with Resolution No. 368/01 of the Argentine Securities Commission, the independent capacity of the public accountants was put on record, pursuant to Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. It was informed that Juan Carlos Cincotta and Olga Margarita Morrone de Quintana are Certified Public Accountants and are independent members pursuant to Technical Resolution No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. Olga Margarita Morrone de Quintana is a member of the Accounting Firm “Morrone de Quintana, Seoane & Quintana”, which firm maintains a professional relationship with, and is paid professional fees by, the Company and other companies within the group. In addition, Justo Federico Norman, Rogelio Norberto Maciel, Mariana Paula Ardizzone and María Laura Maciel are attorneys-at-law and are members of “Maciel, Norman & Asociados” Law Firm that maintained a professional relationship with, and was paid professional fees by, the Company and other companies within the group.

5) The Meeting approved, by a majority vote, with 121,000 abstentions and 6,324,040 votes against, to allocate P$120,000 (One Hundred and Twenty Thousand Pesos) to compensation of the Board of Directors, which fees are consistent with the duties and responsibilities of its members, the time devoted to the performance of their duties, their professional ability and the fair market value of the services rendered. Moreover, the Meeting approved to allocate P$42,480 (Forty Two Thousand Four Hundred and Eighty Pesos) to compensation of the members of the Statutory Syndic Committee, which fees are consistent with their duties and responsibilities.

6) The Meeting approved, by a majority vote, with 121,000 abstentions and 6,379,440 votes against, to fix the sum of P$103,664 (One Hundred and Three Thousand Six Hundred and Sixty Four Pesos) as fees to be paid to the Accounting Firm “Pistrelli, Henry Martin y Asociados S.R.L.”, a member Firm of Ernst & Young. CPA Enrique Carlos Grotz, a  member of the Firm, certified the General Balance Sheet as of December 31, 2005. In addition, CPA Gabriel E. Soifer and CPA Néstor Raúl García were appointed to certify the General Balance Sheet as of December 31, 2006 in their capacity as regular and alternate auditors, respectively, representing the Firm “Finsterbusch Pickenhayn Sibille”, a member of KPMG International, and to perform the said functions in compliance with Decree 677/2001 and other regulatory resolutions. It was stated that for 2006 fiscal year the appointment shall include auditing of the financial statements for the fiscal year and review of the quarterly periods ending June 30 and September 30, 2006. Consequently, the current Auditing Firm “Pistrelli, Henry Martin & Asociados S.R.L.” shall perform the limited review of the financial statements for the quarterly period ended March 31, 2006.

7) The Meeting approved, by a majority vote, with 121,000 abstentions and 6,379,440 votes against, the sum of P$159,000 (One Hundred and Fifty Nine Thousand Pesos) as budget of the Audit Committee.

The meeting was closed at 6:21 p.m.

Sincerely,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/02/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney